Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P.
Announces
Purchase of the Navios Hyperion
and
Exercise of purchase option for the Navios Sagittarius
PIRAEUS, GREECE — January 11, 2010 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, announced today that it purchased the Navios Hyperion, a 2004 Japanese-built Panamax vessel with a capacity of 75,707 dwt, for $63.0 million from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE:NM) on Friday January 8, 2010. The vessel is chartered out until April 2014 at $32,300 net daily rate until February 2010 and thereafter at $37,953 until the expiration of the charter.
Navios Partners also exercised the option to acquire the Navios Sagittarius, a 75,756 dwt Panamax vessel built in 2006. The vessel’s exercise price was approximately $25.0 million and charter free market value is estimated at approximately $38.0 million. The improvement to cash flow, as a result of the replacement of the charter-in cost, is estimated at approximately $1.9 million.
The acquisitions are funded from cash on the balance sheet and by a new tranche of $24.0 million of the existing commercial bank facility.
Angeliki Frangou, Chairman and CEO of Navios Partners commented “The acquisition of the Navios Hyperion and the Navios Sagittarius significantly improves our financial flexibility, as it reduces leverage ratios. As a result of these acquisitions, we now have a fleet of 12 drybulk vessels with a combined carrying capacity of 0.98 million dwt, average age of 6.9 years and remaining average charter-out period of 3.9 years.”
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM) is an owner and operator of dry cargo vessels.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States;

and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com